Amendment to Subadvisory Agreement

for AST DIMENSIONAL GLOBAL CORE ALLOCATION PORTFOLIO OF

ADVANCED SERIES TRUST

PGIM Investments LLC (the “Manager”) and Dimensional Fund Advisors LP (the “Subadviser”) hereby agree to amend the Subadvisory Agreement, dated as of October 10, 2019, by and among the Manager and the Subadviser, pursuant to which the Subadviser has been retained to provide investment advisory services to the AST Dimensional Global Core Allocation Portfolio, as follows;

1.	Schedule A is hereby deleted and replaced with the attached Schedule A.

     IN WITNESS HEREOF, PGIM Investments LLC and Dimensional Fund Advisors LP have duly executed this Amendment as of the effective date of this Amendment.

PGIM INVESTMENTS LLC

By: /s/ Timothy S. Cronin

Name: ________________________

Title: _________________________

DIMENSIONAL GLOBAL CORE ALLOCATION PORTFOLIO

By: Dimensional Holdings Inc., its general partner

By: /s/ Carolyn O

Name: Carolyn O

Title: Vice President

Effective Date as Revised: March 1, 2020

SCHEDULE A

Advanced Series Trust

As compensation for services provided by Dimensional Fund Advisors LP (Dimensional), PGIM Investments LLC will pay Dimensional a subadvisory fee on the net assets managed by Dimensional that is equal, on an annualized basis, to the following:

Portfolio Name	Subadvisory Fee for the Portfolio*
AST Dimensional Global Core Allocation Portfolio	0.20% of average daily net assets*

*To the extent Dimensional invests Portfolio assets in other pooled investment vehicles it manages, Dimensional will waive its subadvisory fee for the Portfolio in an amount equal to the management fees paid to Dimensional with respect to the Portfolio assets invested in such acquired fund. Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised: March 1, 2020